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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  May, 2005

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                        Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                        Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                        Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  NEUROCHEM INC.
May 20, 2005

                                     By:          /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         General Counsel and Corporate Secretary

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                                                NEUROCHEM INC.
                                                275 Armand-Frappier Blvd.
[NEUROCHEM LOGO]                                Laval, Quebec, Canada H7V 4A7
--------------------------------------------------------------------------------

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD
Vice President, Corporate Communications
                                                           Tel: (450) 680-4572
                                                           lhebert@neurochem.com

                             NEUROCHEM TO PRESENT AT
                  UBS GLOBAL PHARMACEUTICALS CONFERENCE AND AT
                 FOURTH ANNUAL NEEDHAM BIOTECHNOLOGY CONFERENCE

MONTREAL, CANADA, MAY 19, 2005 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that on May 24, 2005, Francesco Bellini, PhD, Chairman, President and CEO, will present Neurochem's overall strategy and progress to date at the UBS Global Pharmaceuticals Conference to be held at the Grand Hyatt Hotel, in New York City. The presentation will take place at 3:00 P.M. ET, in Ballroom D, Ballroom Level. Following Dr. Bellini's speech, the corporate presentation will be available on the Company's website at http://www.neurochem.com/Investor.htm#Presentation.

A live audio webcast of Neurochem's presentation can also be accessed at www.ibb.ubs.com This webcast will be available for 30 days through to June 23, 2005.

Dr. Lise Hebert, Neurochem's Vice President, Corporate Communications, will also present the Company's overall strategy and progress to date at the Fourth Annual Needham Biotechnology Conference on May 25, 2005, at the New York Palace Hotel. Her presentation will take place at 10:00 A.M. and will also be available on the Company's website.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug and a Fast Track Product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was recently concluded and preliminary results were disclosed in April 2005. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and 3APS (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.